Ambac Financial Group, Inc.
One State Street Plaza
New York, NY 10004
212.208.3177 Fax: 212.208.3108
sleonard@ambac.com

Sean T. Leonard
Senior Vice President and
Chief Financial Officer

September 19, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Rosenberg:

We are in receipt of the Securities and Exchange Commission’s (“SEC”) comment letter dated September 9, 2008 regarding Ambac Financial Group’s Form 10-K for the fiscal year ended December 31, 2007 and Ambac Financial Group’s Form 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008, File No. 1-10777. That letter asked us to respond to the comments within 10 business days (September 23, 2008) or inform the SEC of when we will provide a response. Additionally, during discussions with the SEC Staff held on September 19, 2008 we were informed that a formal letter should be submitted to the SEC indicating when we could expect to respond to the comment letter. Given the current market and credit environment and its direct impact on Ambac Financial Group, we will be able to respond to the SEC’s comment letter no later than October 7, 2008.

We hope this timeframe is acceptable to the SEC Staff and would be available to discuss further at your convenience. Please feel free to contact me at (212) 208-3177 or Robert Eisman at (212) 208-3393 with any questions or comments.

Sincerely,

/s/ Sean T. Leonard
Sean T. Leonard Senior Vice President and Chief Financial Officer